SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D
             Under the Securities Exchange Act of 1934

                          Amendment No. 1

                        Actuant Corporation
             ___________________________________________
                          (Name of Issuer)


                       Class A Common Stock
             ___________________________________________
                  (Title of Class and Securities)


                             00508X203
             ___________________________________________
               (CUSIP Number of Class of Securities)


                          O. Mason Hawkins
                  Chairman of the Board and C.E.O.
                                and
                         Andrew R. McCarroll
                  Vice President & General Counsel

                 Southeastern Asset Management, Inc.
                   6410 Poplar Avenue, Suite 900
                         Memphis, TN  38119
                            (901) 761-2474
    ___________________________________________________________

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


                          March 20, 2018
             ___________________________________________
                   (Date of Event which Requires
                     Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [X]





CUSIP No. 00508X203                                       13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment advisory clients
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
___________________________________________________________________
                                   : (7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :            0 shares
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               : (8) SHARED OR NO VOTING POWER

                                   :    5,841,674 shares (Shared)
                                           58,350 shares (None)
                                   ________________________________
                                   : (9) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :       58,350 shares
                                   ________________________________
                                   : (10) SHARED DISPOSITIVE POWER
                                   :    5,841,674 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,900,024 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      9.8 %
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
___________________________________________________________________


CUSIP No. 00508X203                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
 	Longleaf Partners Small-Cap Fund	I.D. No. 62-1376170
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment company shareholders
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
___________________________________________________________________
                                   : (7) SOLE VOTING POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :   None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               : (8) SHARED VOTING POWER

                                   : 	5,841,674 shares

                                   ________________________________
                                   : (9) SOLE DISPOSITIVE POWER
                                   :
                                   :   None
                                   ________________________________
                                   : (10) SHARED DISPOSITIVE POWER
                                   : 	5,841,674 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,841,674 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      9.7 %
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IV
___________________________________________________________________




CUSIP No. 00508X203                                    13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. XXX-XX-XXXX
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  None
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
___________________________________________________________________
                                   : (7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               : (8) SHARED VOTING POWER

                                   :    None
                                   ________________________________
                                   : (9) SOLE DISPOSITIVE POWER

                                   :    None
                                   ________________________________
                                   : (10) SHARED DISPOSITIVE POWER

                                   :    None
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None (See Item 2)
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IN
___________________________________________________________________




Item 5.  Interest In Securities Of The Issuer

          (a) The aggregate number and percentage of Securities to which this
Schedule 13D relates is 5,900,024 shares of the common stock of the Issuer, constituting approximately 9.8% of the 60,007,521 shares outstanding.

                          Common       % of outstanding
                          Shares         Common Shares
                           Held
___________________________________________________________________
Voting Authority

Sole:                          0              0.0%
Shared:                5,841,674*             9.7%
None:                     58,350              0.1%

Total                  5,900,024              9.8%

 *Consists of shares owned by Longleaf Partners Small-Cap Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

Dispositive Authority

Sole:                     58,350              0.1%
Shared:                5,841,674*             9.7%

Total                  5,900,024              9.8%

 *Consists of shares owned by Longleaf Partners Small-Cap Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

          (b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts. Shares held by any Series of Longleaf Partners Funds Trust are reported in the "shared" category.

          (c) There have been no purchase or sale transactions in the Securities during the past sixty days.

          (d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.

          (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

Item 6 of Southeastern's Schedule 13D filed February 20, 2018 is hereby updated to include the Letter Agreement dated March 20, 2018, set forth as Exhibit A below.

Item 7.  Material to be filed as an Exhibit

Item 7 of Southeastern's Schedule 13D filed February 20, 2018 is hereby updated to include the Letter Agreement dated March 20, 2018, set forth as Exhibit A below.


                                  Signatures

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 20, 2018

                                 SOUTHEASTERN ASSET MANAGEMENT, INC.

                                 By /s/ Andrew R. McCarroll
                                 _______________________________
                                 Andrew R. McCarroll
                                 General Counsel

                                 LONGLEAF PARTNERS SMALL-CAP FUND
                                 By: Southeastern Asset Management, Inc.

                                 By /s/ Andrew R. McCarroll
                                 _______________________________
                                 Andrew R. McCarroll
                                 General Counsel

                                 O. MASON HAWKINS
                                 (Individually)

                                  /s/ O. Mason Hawkins
                                 _______________________________




                        Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of March 20, 2018.

                              Southeastern Asset Management, Inc.

                              By /s/ Andrew R. McCarroll
                              __________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              Longleaf Partners Small-Cap Fund

                              By: Southeastern Asset Management, Inc.

                              By /s/ Andrew R. McCarroll
                              _______________________________
                              Andrew R. McCarroll
                              Vice President & General Counsel

                              O. Mason Hawkins, Individually

                              /s/ O. Mason Hawkins
                              _______________________________















                                 Exhibit A
                   Letter Agreement dated March 20, 2018


                             Actuant Corporation
                        N86W12500 Westbrook Crossing
                      Menomonee Falls, Wisconsin 53051

                                March 20, 2018

Southeastern Asset Management, Inc.
6410 Poplar Avenue, Suite 900
Memphis, TN 38119

Ladies and Gentlemen:

	This letter agreement confirms the understanding and agreement between Actuant Corporation., a Wisconsin corporation (the "Company"), on the one hand, and Southeastern Asset Management, Inc. (together with its controlled affiliates and associates, "Southeastern") (each of the Company and Southeastern, a "Party" to this letter agreement, and collectively, the "Parties"), on the other hand, as follows:

       As soon as reasonably practicable, and in any event no later than March 31, 2018, the Company agrees to appoint Sidney Simmons and Palmer Clarkson (the "New Appointees") to the Board of Directors. Each New Appointee, in addition to all current directors, will be required to (A) comply with all policies, procedures, codes, rules, standards and guidelines applicable to members of the Board and (B) keep confidential all Company confidential information and not disclose to any third parties (including Southeastern) discussions or matters considered in meetings of the Board or Board committees. Southeastern hereby acknowledges that the Board had separately and previously determined to appoint Alfredo Altavilla to the Board of Directors, concurrently with or following the appointment of the New Appointees.

       Following the appointment of the New Appointees and Mr. Altavilla, the Board shall consist solely of the following nine (9) members: Alfredo Altavilla, Randal Baker, Palmer Clarkson, Danny Cunningham, E. James Ferland, Richard Holder, Robert Peterson (Chairman), Sidney Simmons and Holly Van Deursen. Subject to the Company's corporate governance guidelines and New York Stock Exchange rules and applicable laws, the Board and all applicable committees of the Board shall take all actions necessary to ensure that, following the appointment of the New Appointees and Mr. Altavilla, the committees of the Board shall be constituted as follows:

Audit                      Compensation            Nominating and
                                                   Corporate Governance
__________________________________________________________________________
Danny Cunningham           Holly Van Deursen       Robert PEterson
(Chair)                    (chair)                 (Chair)

Alfredo Altavilla          Alfredo Altavilla       Palmer Clarkson

Richard Holder             Palmer Clarkson         E. James Ferland

Sidney Simmons             E. James Ferland        Holly Van Deursen

Richard Holder             Sidney Simmons


       Southeastern hereby agrees that, until one day following the Company's 2019 annual meeting of stockholders, it shall not call or seek to call, or encourage any other party to call or seek to call, a special meeting of the stockholders of the Company. In the event any person or entity other than Southeastern calls a special meeting of the stockholders of the Company, Southeastern hereby agrees that it will not (i) nominate or recommend for nomination any person for election at such special meeting or seek the removal of any member of the Board, directly or indirectly, (ii) submit any proposal for consideration at, or bring any other business before, such special meeting, directly or indirectly, (iii) initiate, encourage or participate in any "vote no," "withhold" or similar campaign with respect to such special meeting, directly or indirectly or (iv) grant any proxy, consent or authority to vote with respect to any matter pertaining to the Company (other than the named proxies included in the Company's proxy card for a special meeting). Southeastern shall not during this same period publicly or privately encourage or support any other stockholder to take any of the actions described in this paragraph. Southeastern hereby agrees that it will appear in person or by proxy at any special meeting of the stockholders of the Company called by any person or entity other than Southeastern and vote all shares of Common Stock beneficially owned by Southeastern and with respect to which it has voting power at such meeting in accordance with the Board's recommendation with respect to any Company proposal or stockholder proposal presented at such meeting; provided, however, that in the event that Institutional Shareholder Services Inc. (ISS) or Glass Lewis & Co., LLC (Glass Lewis) recommends otherwise with respect to any Company proposal or stockholder proposal presented at such meeting (other than proposals relating to the election of directors), Southeastern shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation.

       Southeastern represents and warrants that it and its affiliates beneficially own in the aggregate 5,900,024 shares of the Company's common stock ("Common Stock") with respect to which it votes 5,841,674 shares. Southeastern hereby acknowledges that it is aware that the United States securities laws prohibit, among other things, any person who has obtained from the Company or any of its agents material, non-public information with respect to the Company from transacting in the securities of the Company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to transact in such securities. Southeastern hereby agrees to comply with such laws.

       Promptly following the execution of this letter agreement, the Company shall prepare and issue a press release, and shall consider in good faith any reasonable requests from Southeastern regarding the content thereof. Prior to the issuance of such press release concerning the appointment of the New Appointees, neither the Company nor Southeastern shall issue any press release or make public announcement regarding this letter agreement or the matters contemplated hereby without the prior written consent of the other Party. During the Restricted Period (as defined below), neither the Company nor Southeastern shall make any public announcement or statement that is inconsistent with or contrary to the terms of this letter agreement or such press release (including the filing or furnishing of any document or report with the SEC or any other governmental agency or any disclosure to any securities analyst, journalist or member of the media). Subject to applicable law, each of the Parties covenants and agrees that, from the date hereof until the date that is 90 days prior to the first anniversary of the Company's 2018 annual meeting of stockholders (the "Restricted Period") or if earlier, until such time as the other Party or any of its agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors shall have breached these non-disparagement provisions, neither it nor any of its respective agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors, shall in any way publicly criticize, disparage, call into disrepute or otherwise defame or slander the other Party or such other Party's subsidiaries, affiliates, successors, assigns, officers (including any current officer of a Party or a Party's subsidiaries who no longer serves in such capacity at any time following the execution of this letter agreement), directors (including any current director of a Party or a Party's subsidiaries who no longer serves in such capacity at any time following the execution of this letter agreement), employees, stockholders, agents, attorneys or representatives, or any of their businesses, products or services, in any manner that would reasonably be expected to damage the business or reputation of such other Party, their businesses, products or services or their subsidiaries, affiliates, successors, assigns, officers (or former officers), directors (or former directors), employees, stockholders, agents, attorneys or representatives. For purposes of this paragraph, no actions taken by any director, agent or other representative of a Party in any capacity other than on behalf of, and at the direction of, such Party will be covered by this letter agreement.

       Each of Southeastern, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto would occur in the event any of the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that each party shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other party hereto will not take action, directly or indirectly, in opposition to such party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. Specific performance is not the exclusive remedy for any violation of this letter agreement.

       This letter agreement and all claims and causes of action hereunder, whether in tort or contract, or at law or in equity, shall be governed by and construed and enforced in accordance with the laws of the State of New York without reference to the conflict of laws principles thereof. The Parties acknowledge that nothing in this letter agreement limits the exercise of any director's fiduciary duty as a director of the Company under applicable law (including the New Appointees). In the event that any term or provision of this letter agreement shall become, or is declared by a court of competent jurisdiction to be, illegal, unenforceable or void, this letter agreement shall continue in full force and effect without said term or provision as close as possible to the intent of the Parties hereto. This letter agreement contains the entire understanding of the Parties with respect to the subject matter of this letter agreement.

[Remainder of page intentionally left blank. Signature page follows]



	IN WITNESS WHEREOF, each of the Parties hereto has executed this letter agreement as of the date first written above.

                                                ACTUANT CORPORATION

                                                By:  /s/ Robert A. Peterson
	                                             Name: Robert A. Peterson
	                                             Title: Chairman



                                                     SOUTHEASTERN ASSET
                                                     MANAGEMENT, INC.

                                                     By: /s/ Andrew R. McCarroll
                                                     Name: Andrew R. McCarroll
                                                     Title: General Counsel









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